Exhibit 99.1

Scotiabank and DundeeWealth Announce Mailing of Offer and Take-over Bid Circular Together with Directors' Circular

TORONTO, Dec. 15 /CNW/ - Scotiabank today has mailed to shareholders of DundeeWealth Inc. ("DundeeWealth" or the "Company") its offer for all common shares of the Company that it does not currently own, as previously announced (the "Offer"). Included in the mailing will be the Take-over Bid Circular and related documents.

Scotiabank is offering 0.2497 of a Scotiabank common share and, at the election of each shareholder, either $5.00 in cash or 0.2 of a $25.00 principal amount 3.70% five year rate reset Scotiabank preferred share for each DundeeWealth common share (including common shares issuable on conversion of other shares). DundeeWealth shareholders will also receive a special distribution of $2.00 per share in cash as well as an interest in Dundee Capital Markets Inc. (DCM), with an approximate value of $0.50 per DundeeWealth share, which DundeeWealth will spin out to its shareholders in connection with the transaction. DundeeWealth plans to file a preliminary prospectus for DCM with the Canadian securities regulators in December 2010.

Also included in the package being mailed to shareholders is the Directors' Circular prepared by DundeeWealth's Board of Directors, which includes the unanimous recommendation of independent directors that DundeeWealth shareholders accept the Offer. The package also includes the formal valuation and fairness opinion.

The Offer will expire at 12:01 a.m. ET on January 20, 2011, unless extended or withdrawn.

The Offer and Take-over Bid Circular, the Directors' Circular and related documents have been filed with SEDAR and will be available at www.sedar.com.

The Bank has engaged Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer.  Questions and requests for assistance concerning the Offer may be directed to the Information Agent at 1-866-851-9601 (toll free in North America) or at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

About Scotiabank
Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 70,000 employees, Scotiabank Group and its affiliates serve some 18.6 million customers in more than 50 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets above $526 billion (as at October 31, 2010), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

About DundeeWealth Inc.
DundeeWealth is a Canadian owned, independent wealth management company that currently oversees $80.6 billion in fee earning assets. It provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  Its award winning investment brand, Dynamic Funds®, managed by Goodman & Company, Investment Counsel Ltd., is also available outside of Canada through distribution platforms in Europe and the United States.  DundeeWealth is listed on the Toronto Stock Exchange (TSX: DW).

Forward-looking statements:
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: our ability to complete the acquisition of DundeeWealth in accordance with the terms and conditions of the offer, the accuracy of our assessment of the effects of the successful completion of the offer, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2010 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

%CIK: 0000009631

For further information:

Kingsdale Shareholder Services Inc.
416-867-2272 or 1-866-851-9601 (toll free in North America only)
contactus@kingsdaleshareholder.com

Scotiabank
Peter Slan, Senior Vice President, Investor Relations
(416) 933-1273

Ann DeRabbie, Director, Media Communications
(416) 933-1344

DundeeWealth
Robert Pattillo, Executive Vice-President, Marketing and Communications
(416) 365-6466

Myra Reisler, Manager, Public Affairs
(416) 365-5370

CO: Scotiabank

CNW 17:37e 15-DEC-10